Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272

COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 24, 2020
TO THE PROSPECTUS DATED OCTOBER 15, 2019

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 15, 2019, supplement no. 1 dated October 15, 2019, supplement no. 2 dated November 1, 2019, supplement no. 3 dated November 18, 2019 and supplement no. 4 dated February 20, 2020. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into an agreement to acquire a multifamily community in the Greater Boston area.

Potential Real Estate Acquisition

On February 18, 2020, Cottonwood Communities, Inc. (the “Company”), through an indirect wholly owned subsidiary, became obligated pursuant to a member interest purchase and sale agreement with KJ Boston Venture LLC dated January 3, 2020 and amended at various times thereafter, to acquire a multifamily community in the Greater Boston area (the "Property"). The seller is not affiliated with the Company or CC Advisors III, LLC, the Company’s external advisor. The purchase price for the Property is $103,600,000, excluding closing costs.

On February 18, 2020, we became obligated pursuant to a member interest purchase and sale agreement with an unaffiliated third party, to acquire a multifamily community located in the Greater Boston area (the "Property"). The purchase price for the Property is $103,600,000, excluding closing costs.

Pursuant to the agreement, we made an initial earnest money deposit of $2,000,000, followed by an additional earnest money deposit of $1,000,000 and in some circumstances may be required to make an additional deposit of $1,000,0000. The deposit became non-refundable on February 18, 2020.

We expect the acquisition of the Property to close in the first quarter of 2020 upon satisfaction of agreed upon closing conditions. We intend to fund the purchase of the Property with proceeds from this offering and proceeds from a to-be formed credit facility. Although we expect to close in accordance with the terms of the purchase and sale agreement, there can be no assurance that events will not arise that could prevent us from acquiring this property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $4,000,000 of earnest money.

The Property encompasses 303,840 rentable square feet and has 262 units and amenities, including a swimming pool, clubhouse, outdoor amphitheater, and a dog park. The Property was constructed in 2016 and as of February 14, 2020 was 91.22% occupied. The average occupancy rate of the Property, calculated using financial information provided by the seller, for each year since the current owner purchased the Property in October 2017 was as follows:

Year	Occupancy
2019	89.8%
2018	88.1%
2017	85.6%(1)

(1) Information for 2017 is provided from November through year end as the seller did not own the property until late October 2017.

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, calculated using financial information provided by the seller, for each year since the current owner purchased the Property in October 2017 was as follows:

Year	Effective Monthly Rent
2019	$2,380
2018	$2,284
2017	$2,410(1)

(1) Information for 2017 is provided from November through year end as the seller did not own the property until late October 2017.

We believe that the Property is suitable for its intended purpose and will be adequately insured at acquisition; we do not intend to make any renovations in the near term at the property.

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